UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)


JIANGBO PHARMACEUTICALS, INC. (Name of Issuer)

Common (Title of Class of Securities)

47737R101 (CUSIP Number)

12/31/2011 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
[   ]
Rule 13d-1(b)
[   x]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).


CUSIP No. 47737R101


1.
Names of Reporting Persons.  Pope Asset Management, LLC
I.R.S. Identification Nos. of above persons 62-1871308

2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization TennesseeNumber of

Shares Beneficially Owned by Each Reporting Person With

5.
Sole Voting Power 744,696*
6.
Shared Voting Power 0
7.
Sole Dispositive Power  744,696*
8.
Shared Dispositive Power 0

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  744,696*

*The amount reported above includes an aggregate of ownership by Pope Asset Management, LLC and Pope Investments II LLC.
Pope Asset Management is the investment advisor for Pope Investments II LLC. Pope Investments II LLC owns
744,696 shares of JIANGBO PHARMACEUTICALS, INC.
Pope Asset Management, LLC directly owns
0 shares of China Housing and Land Development, Inc on behalf of its clients.
Therefore, Pope Asset Management, LLC, as investment advisor to
Pope Investments II LLC, could be deemed to be beneficial owners of 744,696 shares of JIANGBO PHARMACEUTICALS, INC.

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.
Percent of Class Represented by Amount in Row (9) 5.44%


12.
Type of Reporting Person (See Instructions)  IA

1.
Names of Reporting Persons.  Pope Investments II, LLC
I.R.S. Identification Nos. of above persons 260281944

2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization DelawareNumber of

Shares Beneficially Owned by Each Reporting Person With

5.
Sole Voting Power 744,696
6.
Shared Voting Power 0
7.
Sole Dispositive Power  744,696
8.
Shared Dispositive Power 0

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  744,696
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.
Percent of Class Represented by Amount in Row (9) 5.44%


12.
Type of Reporting Person (See Instructions)  00

1.
Names of Reporting Persons.  William P. Wells
I.R.S. Identification Nos. of above persons 426961338

2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization TennesseeNumber of

Shares Beneficially Owned by Each Reporting Person With

5.
Sole Voting Power 744,696*
6.
Shared Voting Power 0
7.
Sole Dispositive Power  744,696*
8.
Shared Dispositive Power 0

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  744,696*

*William P. Wells is sole manager of Pope Asset Management, LLC.
The amount reported above includes an aggregate of ownership by Pope Asset Management, LLC and Pope Investments II LLC.
Pope Asset Management is the investment advisor for Pope Investments II LLC. Pope Investments II LLC owns
744,696 shares of JIANGBO PHARMACEUTICALS, INC.
Pope Asset Management, LLC directly owns
0 shares of JIANGBO PHARMACEUTICALS, INC.
on behalf of its clients.
Therefore, Pope Asset Management, LLC, as investment advisor to
Pope Investments II LLC, could be deemed to be beneficial owners of 744,696 shares of JIANGBO PHARMACEUTICALS, INC.
Therefore, William P. Wells, who solely manages Pope Asset Management, LLC which is the adviser to Pope Investments II LLC could be deemed to be beneficial owners of 744,696 shares of JIANGBO PHARMACEUTICALS, INC.

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.
Percent of Class Represented by Amount in Row (9) 5.44%


12.
Type of Reporting Person (See Instructions)  IN

Item 1.

(a)
Name of Issuer  JIANGBO PHARMACEUTICALS, INC.

(b)
Address of Issuer's Principal Executive Offices
25 Haihe Road, Laiyang Economic Development, Laiyang City,
Yantai, Shandong Province,
Peoples Republic of China 265200


Item 2.

(a)
This statement is filed by and on behalf of:
(i) Pope Investments II, LLC, a Delaware limited liability company (Pope Investments II); (ii) Pope Asset Management, LLC, a Tennessee limited liability company (Pope Asset); and (iii) William P. Wells
(Mr. Wells). Pope Asset serves and an investment adviser and/or manager to various persons, including Pope Investments II.
Pope Asset is the sole manager for Pope Investments II and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope Investments II.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments II. Mr. Wells is the sole manager of Pope Asset. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments II. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of
Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect to the issuer or any securities of the issuer. Pope Investments II, Pope Asset and Mr. Wells have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)
Address of Principal Business Office or if none,
Residence  5100 Poplar Ave Ste 805 Memphis TN  38137

(c)
Citizenship  USA

(d)
Title of Class of Securities  Common

(e)
CUSIP Number  47737R101

Item 3.
If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c) check
whether the person filing is a:

(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78).

(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
[   ]
Insurance company as defined in section 3(a)
(19) of the Act (15 U.S.C. 78c).

(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)
[  x ]
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)
[   ]
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)
[   ]
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)
[   ]
A savings associations as defined in Section
3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14)
of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)
[   ]
Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Explanatory Notes. For purposes of determining the percentage of outstanding shares with respect to this statement the reporting persons have relied upon information obtained from the issuer that the aggregate number of outstanding shares of Common Stock of the issuer on May 20, 2011 was 13,692,179 shares as indicated on the company's quarterly filing for the quarter ended March 31,2011.

(a) Amount Beneficially Owned:
See Item 9 of each cover page for the respective reporting persons.

(b) Percent of Class:
See Item 11 of each cover page for the respective reporting persons.

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:
See Item 5 of each cover page for the respective reporting persons.

(ii) Shared power to vote or to direct the vote:
See Item 6 of each cover page for the respective reporting persons.

(iii) Sole power to dispose or direct the disposition of:
See Item 7 of each cover page for the respective reporting persons.

(iv) Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page for the respective reporting persons.

Pope Asset and Mr. Wells do not directly own any shares of the issuers Common Stock. Pope Asset is the sole Manager of Pope Investments II.
Mr. Wells is the Manager of Pope Asset. Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments II. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments II.
Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of
Section 13(d) or
13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact
 that as of the date hereof the reporting person has
ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].
Instruction: Dissolution of a group requires a response to this item.

Item 6.
Ownership of More than Five Percent on Behalf of
Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Pope Asset serves and an investment adviser and/or manager to various persons, including Pope Investments II. Pope Asset is the sole manager for Pope
Investments II and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope Investments II.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments II.
Mr. Wells is the sole manager of Pope Asset. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments II.

Item 7.
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company or Control Person.
If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.
Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.
Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
See Item 5.

Item 10.
Certification

(a)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/16/2012  Date
William P. Wells  Signature
William P. Wells/President   Name/Title
Pope Asset Management, LLC /s/ William P. Wells
Pope Investments II, LLC /s/ William P. Wells
Exhibit 99.1

JOINT FILING AGREEMENT

This will conform the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange
Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $.001 par value, of JIANGBO PHARMACEUTICALS, INC., a Florida corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in a accordance with Rule 13d-1(k) under the Securities
Exchange Act of 1934,
 as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 16, 2012

POPE INVESTMENTS II, LLC
By:Pope Investments II, LLC /s/ William P. Wells
By:Pope Asset Management, LLC, /s/William P. Wells, Manager
By:WILIAM P. WELLS /s/William P. Wells Signature